Exhibit 99.4

Notice to ASX and LSE

Shareholdings of directors and persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

4 June 2018

Rio Tinto plc notifies the London Stock Exchange (LSE) of PDMR/KMP interests in securities of Rio Tinto plc, in compliance with the EU Market Abuse Regulation. As part of its dual listed company structure, Rio Tinto voluntarily notifies the Australian Securities Exchange (ASX) of material dealings in Rio Tinto plc shares by PDMR/KMP and both ASX and the London Stock Exchange (LSE) of material dealings by PDMR/KMP in Rio Tinto Limited securities.

Performance Share Plan ("PSP")

The PSP is a performance based share plan which provides participants with the conditional right to receive Rio Tinto plc or Rio Tinto Limited shares, subject to performance conditions being met, under the terms of the Rio Tinto plc PSP and Rio Tinto Limited PSP respectively.

The 2013 PSP award is subject to two performance conditions. Two thirds of the award is subject to Total Shareholder Return (TSR) performance and the remaining third to an earnings based measure of Relative EBIT Margin. The TSR part of the award vested on 19 February 2018 and the remaining third of the 2013 PSP award vested on 31 May 2018.

On 31 May 2018, the following PDMRs received their vested PSP award in the form of shares, of which sufficient were sold to pay applicable withholding tax and other deductions.

Security	Name of PDMR / KMP	Conditional Award Granted	EBIT Vest Portion	No: of Shares Vested*	No: of Shares Sold	Price per Share	No: of Shares Retained
Rio Tinto Limited shares	Farrell, Joanne	2,477	825	959	449	82.75 AUD	510
Rio Tinto plc shares	Jacques, Jean-Sébastien	25,683	8,560	10,060	4,759	42.46966 GBP	5,301
Rio Tinto plc shares	Lynch, Christopher	52,085	17,361	20,403	9,649	42.46966 GBP	10,754
Rio Tinto Limited shares	McIntosh, Stephen	5,633	1,877	2,183	1,021	82.75 AUD	1,162
Rio Tinto plc shares	Niven, Simone	343	114	133	64	42.46966 GBP	69
Rio Tinto Limited shares	Salisbury, Christopher	3,907	1,302	1,514	708	82.75 AUD	806

On 1 June 2018, the following PDMRs received their vested PSP award in the form of shares, of which sufficient were sold to pay applicable withholding tax and other deductions.

Security	Name of PDMR / KMP	Conditional Award Granted	EBIT Vest Portion	No: of Shares Vested*	No: of Shares Sold	Price per Share	No: of Shares Retained
Rio Tinto plc shares	Baatar, Bold	1,751	583	677	147	42.93 GBP	530
Rio Tinto Limited shares	Trott, Simon	1,834	611	710	0	N/A	710

On 4 June 2018, the following PDMR received his vested PSP award in the form of shares, of which sufficient were sold to pay applicable withholding tax and other deductions.

Security	Name of PDMR / KMP	Conditional Award Granted	EBIT Vest Portion	No: of Shares Vested*	No: of Shares Sold	Price per Share	No: of Shares Retained
Rio Tinto Limited shares	Soirat, Arnaud	3,601	1,200	1,395	531	83.19 AUD	864

*The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period on the original shares granted, in accordance with the PSP plan rules.

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 2.2. Inside information disclosed under article 19 of the Market Abuse Regulation

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2058 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404